2300 N Street, N.W. Washington, D.C. 20037-1128	Tel 202.663.8000 Fax 202.663.8007 www.pillsburylaw.com

September 8, 2005	Sylvia M. Mahaffey 202.663.8027
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Linda Van Doorn Senior Assistant Chief Accountant

Re:	Crescent Real Estate Equities Limited Partnership Form 10-K (File No. 333-42293) for Year Ended December 31, 2004 Response to Staff Comments of August 26, 2005
Ladies and Gentlemen:
     On behalf of Crescent Real Estate Equities Limited Partnership (the “Partnership”), we are submitting this letter in response to the comment contained in the Staff’s letter of August 26, 2005, regarding the Partnership’s Form 10-K for the year ended December 31, 2004.
     In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comment preceding the Partnership’s response.
Form 10-K
Management’s Discussion and Analysis
Funds from Operations, page 59
1.	We have read and considered your response to comment 3. When distributions have been or are expected to be in excess of cash flows from operating activities, the Company should identify the alternative source of the excess distributions. In future filings, this disclosure should be made both when discussing historical distributions as well as when the Company is discussing the expected source of future distributions. Advise us if you plan to expand your disclosures in future filings.

Division of Corporation Finance
September 8, 2005

     Please be advised that, in its future filings on Form 10-K and Form 10-Q, when the Partnership’s historical distributions have been in excess of its cash flows from operating activities, the Partnership will identify the alternative source or sources of the excess distributions. Further, please be advised that, in its future filings on Form 10-K and Form 10-Q, when the Partnership’s future distributions are expected to be in excess of its cash flows from operating activities, the Partnership will identify the anticipated alternative source or sources of the expected excess future distributions.

     Thank you for your consideration of this response. If you have any questions relating to this letter, I can be reached by telephone at 202.663.8027, by facsimile at 202.663.8028 (or 202.663.8007), or by e-mail at sylvia.mahaffey@pillsburylaw.com.
     Thank you very much for your prompt attention to this matter.
Sincerely,
/s/ Sylvia M. Mahaffey
Sylvia M. Mahaffey

cc:	Yolanda Crittendon, Staff Accountant Jerry R. Crenshaw, Managing Director and Chief Financial Officer Suzanne Stevens, Senior Vice President and Controller